

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via E-mail</u>
Mr. David L. Messenger
Chief Financial Officer
UDR, Inc.
United Dominion Realty, L.P.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> **Re: UDR, Inc.**
> **United Dominion Realty, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **Form 10-Q for Quarter Ended March 31, 2011**
> **Filed May 3, 2011**
> **File No. 001-10524 and File No. 333-156002-01**

Dear Mr. Messenger:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require

            Sincerely,

            /s/ Cicely LaMothe

            Cicely LaMothe
            Senior Assistant Chief Accountant